First Community Corporation

5455 Sunset Blvd.

Lexington, South Carolina 29072

July 19, 2012

Via Facsimile and EDGAR

Mr. Michael Clampitt

Senior Attorney Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Re:                                                                             First Community Corporation

Registration Statement on Form S-1

Filed May 15, 2012, as amended

SEC File No. 333-181437

Dear Mr. Clampitt:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 2:00 p.m., New York City time, on Monday, July 23, 2012, or as soon thereafter as may be practicable.

In connection with this request, the Registrant hereby acknowledges that:

1.                                       should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.                                       the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.                                       the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Chad Lott of Nelson Mullins Riley & Scarborough LLP, counsel to the Registrant, at (864) 250-2323 as soon as the Registration Statement has been declared effective.

Very truly yours,

First Community Corporation

By:	/s/ Joseph G. Sawyer
Name:	Joseph G. Sawyer
Title:	Chief Financial Officer

Raymond James & Associates, Inc.

880 Carillon Parkway

St. Petersburg, Florida 33716

July 19, 2012

Via Facsimile and EDGAR

Mr. Michael Clampitt

Senior Attorney Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Re:                                                                             First Community Corporation

Registration Statement on Form S-1

Filed May 15, 2012, as amended

SEC File No. 333-181437

Dear Mr. Clampitt:

The undersigned hereby joins First Community Corporation in requesting that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective at 2:00 p.m., New York City time, on Monday, July 23, 2012, or as soon thereafter as may be practicable, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”).

Pursuant to Rule 460 under the Securities Act, in connection with the foregoing, please be advised that the undersigned has effected approximately the following distribution of copies of the Preliminary Prospectus dated July 13, 2012:

No. of Copies
Institutions	0
Others	45
Total	45

Very truly yours,

Raymond James & Associates, Inc.

By:	/s/ Douglas F. Secord
Name:	Douglas F. Secord
Title:	Senior Vice President